UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

XP Inc.

(Name of Issuer)

Class A Common Shares, par value $0.00001 per share

 (Title of Class of Securities)

G98239 109

 (CUSIP Number)

With a copy to:

Roberta Cherman

Shearman & Sterling LLP

Avenida Brigadeiro Faria Lima, 3400

04538-132 São Paulo, Brazil

Telephone: +55 11 3702 2245

 (Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

May 31, 2021

 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 13 Pages

CUSIP No. G98239 109

1	NAME OF REPORTING PERSON XPart S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) Not Applicable.
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 226,523,304
	8	SHARED VOTING POWER —
	9	SOLE DISPOSITIVE POWER 226,523,304
	10	SHARED DISPOSITIVE POWER —
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 226,523,304(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.5%(2)(3)
14	TYPE OF REPORTING PERSON (See instructions) CO

Page 2 of 13 Pages

CUSIP No. G98239 109

(1)	Consists of 180,624,313 Class A common shares and 45,898,991 Class B common shares held of record by XPart S.A. that were distributed in connection with the Itaú Corporate Reorganization (as defined below) on May 31, 2021. Each Class B common share is convertible into one Class A common share at the option of its holder at any time.
(2)	Represents the quotient obtained by dividing (a) the number of Class A common shares and Class B common shares beneficially owned by the Reporting Person as set forth in Row 11 by (b) the sum of (i) 377,764,985 Class A common shares outstanding as of March 31, 2021, as reported by the Issuer to the Reporting Person, and (ii) 181,293,980 Class B common shares outstanding as of March 31, 2021, as reported by the Issuer to the Reporting Person. The aggregate number of Class B common shares beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into Class A common shares only for the purpose of computing the percentage ownership of the Reporting Person.
(3)	Each Class A common share is entitled to one vote, and each Class B common share is entitled to ten votes. The percentage reported does not reflect the ten for one voting power of the Class B common shares because the Class B common shares are treated as converted into Class A common shares for the purpose of this report.

Page 3 of 13 Pages

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the Class A common shares, par value $0.00001 per share (the “Shares”), of XP Inc., a Cayman Islands exempted company incorporated with limited liability on August 29, 2019 (the “Issuer”). The Issuer’s principal executive offices are located at Av. Chedid Jafet, 75, Torre Sul, 30th floor, Vila Olímpia – São Paulo, Brazil 04551-065.

Item 2.	Identity and Background.

This Statement is being filed by XPart S.A. (the “Reporting Person”).

(a)       XPart S.A. is a Brazilian corporation (sociedade anônima).

(b)       The address of the principal office of XPart S.A. is Av. Paulista, No. 1938, 18th floor, Bela Vista, 01310-200, São Paulo, Brazil.

(c)       XPart S.A. was formed for the purpose of effectuating the Itaú Corporate Reorganization (as defined below) and its activities are restricted to the ownership of Class A and Class B common shares of the Issuer, which are its sole asset on the date of the filing of this Statement other than de minimis cash to support XPart S.A.’s operations.

The controlling shareholders of the Reporting Person are IUPAR – Itaú Unibanco Participações S.A., a holding company organized under the laws of Brazil (“IUPAR”) and Itaúsa S.A., a holding company organized under the laws of Brazil (“Itaúsa”). IUPAR is jointly controlled by (i) Itaúsa and (ii) Companhia E. Johnston de Participações (“E. Johnston” and, together with IUPAR and Itaúsa, the “Controlling Shareholders”), a holding company organized under the laws of Brazil. Each of the Controlling Shareholders is in the business of investing in securities. The principal business address for each of the Controlling Shareholders is: IUPAR – Praça Alfredo Egydio de Souza Aranha, 100, Olavo Setubal Tower, 04344-902, São Paulo, SP, Brazil; Itaúsa – Avenida Paulista, 1938, 5th floor, 01310-200, São Paulo, SP, Brazil; and E. Johnston – Rodovia Washington Luiz (SP 310), km 307, Matão, SP, Brazil.

Attached as Annex A hereto and incorporated herein by reference is a list containing the (i) name, (ii) residence or business address, (iii) present principal occupation or employment and the name, principal business address of any corporation or other organization in which such employment is conducted, and (iv) citizenship, in each case of each director and executive officer of the Reporting Person and the Controlling Shareholders, as applicable.

(d)       During the past five years, the Reporting Person has not and, to the knowledge of the Reporting Person, no Controlling Shareholder or person listed on Annex A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       During the last five years, the Reporting Person has not and, to the knowledge of the Reporting Person, no Controlling Shareholder or person listed on Annex A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       See Annex A for citizenship of each director and executive officer of the Reporting Person and the Controlling Shareholders.

Nothing in this Statement shall be construed as an admission that any transaction described herein took place in the United States or that Section 13(d) of the Exchange Act applies extraterritorially to the Reporting Person.

Page 4 of 13 Pages

Item 3.	Source and Amount of Funds or Other Considerations.

The Reporting Person was incorporated on May 31, 2021, as part of a corporate restructuring to segregate the Itaú Unibanco conglomerate’s business line related to its equity interest in the Issuer’s capital stock, which reorganization (the “Itaú Corporate Reorganization”) comprised the following steps:

(i)	the partial spin-off of ITB Holding Brasil Participações Ltda. (“ITB Holding”), an indirect subsidiary of Itaú Unibanco Holding S.A. (“Itaú Unibanco Holding”) and a 100% owned subsidiary of Itaú Unibanco S.A., carried out as of December 31, 2020, with the transfer of the spun-off portion, which is solely represented by 180,624,313 Class A and 45,898,991 Class B common shares issued by the Issuer, constituting a total of 226,523,304 shares (the “Spun-off Portion”), to Itaú Unibanco S.A.;
(ii)	the partial spin-off of Itaú Unibanco S.A., a 100% owned subsidiary of Itaú Unibanco Holding, with the transfer of the Spun-off Portion to Itaú Unibanco Holding, as approved at the extraordinary general shareholders’ meeting of Itaú Unibanco S.A. held on December 31, 2020 and as approved by Itaú Unibanco Holding shareholders at an extraordinary general shareholders’ meeting held on January 31, 2021, which is subject to ratification by the Brazilian Central Bank; and
(iii)	the partial spin-off of Itaú Unibanco Holding, as approved by Itaú Unibanco Holding shareholders at an extraordinary general shareholders’ meeting held on January 31, 2021 and by the U.S. Federal Reserve System, and the transfer to the Reporting Person of the Spun-off Portion and an aggregate amount of R$10 million in cash, as a result of which Itaú Unibanco Holding’s shareholders have the right to receive shares of the Reporting Person, in the same number, type and proportion of the shares held by such shareholders in Itaú Unibanco Holding itself, which is subject to ratification by the Brazilian Central Bank.

The Itaú Corporate Reorganization is effective as of the date of the filing of this Statement; however, the relevant corporate documents need to be ratified by the Brazilian Central Bank and registered with the relevant Board of Trade (Junta Comercial) in Brazil.

Item 4.	Purpose of Transaction.

The information disclosed in Item 3 is incorporated herein by reference.

The Issuer proposes to carry out a merger of the Reporting Person with and into the Issuer (the “Proposed Transaction”). The Proposed Transaction is intended to enable the Reporting Person’s shareholders to hold a direct interest in the Issuer, providing to the Reporting Person´s shareholders higher liquidity and a potential increase in the market value of their investment by means of shares of the Issuer, including in the form of Brazilian Depositary Receipts. Upon the consummation of the Proposed Transaction, the Reporting Person will be merged into the Issuer and will cease to exist. Following completion of the Proposed Transaction, the shareholders of the Reporting Person on the cutoff date, including IUPAR and Itaúsa, will collectively hold 226,523,304 Class A common shares of the Issuer, including in the form of Brazilian Depositary Receipts, which is the same number of Class A and Class B common shares of the Issuer held by the Reporting Person as of the date of the filing of this Statement.

Other than as set forth in this Statement, the Reporting Person has no present plans or proposals which relate to or would result in any of the matters set forth in this Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)       The responses of the Reporting Person to Rows (7) through (13) of the cover pages of this Statement are incorporated herein by reference. The Reporting Person is the sole beneficial owner of 226,523,304 Shares representing 40.5% of the outstanding shares of the Issuer’s capital stock. The calculation of the foregoing percentage is based on the number of Shares disclosed by the Issuer as outstanding as of March 31, 2021 in its current report on Form 6-K, and filed with the Securities and Exchange Commission on May 5, 2021.

Page 5 of 13 Pages

Pursuant to a stock purchase agreement dated May 11, 2017 among XP Controle Participações S.A. (“XP Controle”), General Atlantic (XP) Bermuda, L.P. (“GA Bermuda”) and Itaú Unibanco S.A. (“Itaú Unibanco”), Itaú Unibanco shall purchase in 2022, subject to certain conditions precedent (including regulatory approval from the Brazilian Central Bank), the equivalent of 11.5% of the Issuer’s total outstanding capital stock (pre-initial public offering), which stock is held as of April 29, 2021 by XP Controle, GA Bermuda and Dyna III Fundo de Investimento em Participações Multiestratégia. Itaú Unibanco is an indirect subsidiary of the Controlling Shareholders.

The information disclosed in Item 4 is incorporated herein by reference.

Except as disclosed in this Item 5(a), none of the Reporting Person nor, to the best of its knowledge, any of the persons listed on Annex A to this Statement beneficially owns any Shares or has the right to acquire any Shares.

The filing of this Statement shall not be construed as an admission by the Reporting Person that they are, for purposes of Section 13(d) of the Exchange Act, beneficial owners of Shares owned by other parties.

(b)       The Reporting Person has the sole power to vote or to direct the vote or dispose or direct the disposition of 226,523,304 Shares. The information disclosed in (i) Rows (7) through (10) of the cover pages of this Statement on Schedule 13D and (ii) Item 5(a) hereof are incorporated herein by reference.

Pursuant to the Itaú Corporate Reorganization, certain changes to the shareholders’ agreement entered into on November 29, 2019 among XP Controle, GA Bermuda, ITB Holding, Itaú Unibanco, the Issuer, XP Investimentos S.A. and the companies that the Issuer controls that are incorporated in Brazil, as amended (the “Shareholders’ Agreement”), have been agreed, including, among others: (i) the possibility of partial private sales of shares of the Issuer by IUPAR, Itaúsa, and Itaú Unibanco Holding, subject to certain conditions; (ii) end of the lock-up provision for a sale by XP Controle of shares of the Issuer resulting in a change of control of the Issuer; (iii) the possibility of transfer of shares of the Issuer by IUPAR to its shareholders Itaúsa and E. Johnston, as well as from E. Johnston to its shareholders and their affiliates; (iv) a lock-up provision for a sale of shares of the Issuer by IUPAR and Itaúsa up to October 30, 2021; (v) changes to the tag-along provision, to provide that IUPAR and Itaúsa tag-along right will be limited solely to a sale of shares of the Issuer resulting in a change of control of the Issuer; (vi) elimination of all the veto rights of ITB Holding; (vii) IUPAR and Itaúsa will have the right to jointly appoint two members to the Issuer’s board of directors and one of them will also serve as member of the Issuer’s auditing committee, as long as IUPAR and Itaúsa hold at least 5% of Issuer’s capital stock; and (viii) inclusion of IUPAR’s and Itaúsa’s right to receive certain of the Issuer’s information. The Shareholders’ Agreement will expire on October 30, 2026. The foregoing changes in relation to ITB Holding, Itaú Unibanco and Itaú Unibanco Holding will become effective upon implementation of the Itaú Corporate Reorganization and in relation to IUPAR and Itaúsa upon implementation of the Proposed Transaction.

The Shareholders’ Agreement provides that, subject to certain permitted transfers, transfers of shares owned by XP Controle, Itaú Unibanco and GA Bermuda are subject to certain (i) lock-up arrangements; (ii) restrictions on transfers pursuant to private sales; (iii) restrictions on transfers of the Issuer’s Class B common shares; (iv) restrictions on transfers of the Issuer’s Class A common shares; (v) lock-up agreements entered into with certain underwriters; (vi) rights of first refusal and tag-along rights; (vii) applicable securities law restrictions; and (viii) the terms and conditions of the Registration Rights Agreement (as defined below), as applicable.

Except as disclosed in this Item 5(b), none of the Reporting Person nor, to the best of its knowledge, any of the persons listed on Annex A to this Statement presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Shares which they may be deemed to beneficially own.

(c)       On May 19, 2021, ITB Holding sold 2,699,102 Shares in a transaction pursuant to Rule 144 of the Securities Act of 1933. Except as disclosed in this Statement, neither the Reporting Person, nor, to the best of its knowledge, any of the persons listed on Annex A to this Statement has effected any transaction in the Shares during the past 60 days.

Page 6 of 13 Pages

(d)       To the best knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Person.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information disclosed in Item 3, Item 4 and Item 5 is incorporated herein by reference.

On December 1, 2019, the Issuer entered into a registration rights agreement (the “Registration Rights Agreement”), with XP Controle, ITB Holding and GA Bermuda, which grants XP Controle, ITB Holding and GA Bermuda certain rights to register the sale of Shares. Following the Proposed Transaction, the Issuer intends to enter into an amended and restated registration rights agreement with XP Controle, GA Bermuda, ITB Holding, IUPAR and Itaúsa.

Except as described above or elsewhere in this Statement or incorporated by reference in this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and, to the best of its knowledge, any of the persons named in Annex A to this Statement or between the Reporting Person and any other person or, to the best of its knowledge, any person named in Annex A to this Statement and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits.
Annex A	Directors and Executive Officers of the Reporting Person and Controlling Shareholders.
Exhibit A

 Form of Shareholders Agreement among XP Controle Participações S.A., ITB Holding Brasil Participações Ltda., General Atlantic (XP) Bermuda, L.P and XP Inc., among others. (incorporated herein by reference to Exhibit 10.2 to Amendment No. 2 to the Company’s Registration Statement on Form F-1 (File No. 333-234719 filed with the SEC on December 2, 2019).

Exhibit B

 Form of Registration Rights Agreement among XP Inc., XP Controle Participações S.A., ITB Holding Brasil Participações Ltda. and General Atlantic (XP) Bermuda, L.P. (incorporated herein by reference to Exhibit 10.3 to Amendment No. 2 to the Company’s Registration Statement on Form F-1 (File No. 333-234719 filed with the SEC on December 2, 2019).

Page 7 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: June 9, 2021

XPART S.A.

By:	/s/ Geraldo José Carbone
	Name:	Geraldo José Carbone
	Title:	Chief Executive Officer

By:	/s/ Maria Fernanda Ribas Caramuru
	Name:	Maria Fernanda Ribas Caramuru
	Title:	Officer

Page 8 of 13 Pages

ANNEX A

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSON AND CONTROLLING SHAREHOLDERS

XPart S.A.

Chairman of the Board of Directors:

Roberto Egydio Setubal

Citizenship: Brazilian

Business Address: Av. Brigadeiro Faria Lima, 3500, 4th floor, São Paulo, SP, Brazil

Present Principal Occupation: Chairman of the Board of Directors of XPart S.A., Co-Chairman of the Board of Directors in the Itaú Unibanco Group.

Members of the Board of Directors:

Geraldo José Carbone

Citizenship: Brazilian

Business Address: Rua João Lourenço, No. 463, 2nd floor, Vila Nova Conceição, São Paulo, Brazil

Present Principal Occupation: Member of the Board of Directors and CEO of XPart S.A.

Maria Helena dos Santos Fernandes de Santana

Citizenship: Brazilian

Business Address: 52 Canary View, 23 Dowells Street, SE10 9DY, London, England

Present Principal Occupation: Member of the Board of Directors of XPart S.A., member of XP Inc. Board of Directors and a member of its audit committee.

Demosthenes Madureira de Pinho Neto

Citizenship: Brazilian

Business Address: Av. Brigadeiro Faria Lima, 4440, 16th floor, São Paulo, SP, Brazil

Present Principal Occupation: Member of the Board of Directors of XPart S.A., CEO of Brasil Warrant Administração de Bens e Empresas S.A. and its investment management subsidiary, BW Gestão de Investimentos Ltda.

Chief Executive Officer:

Geraldo José Carbone

Citizenship: Brazilian

Business Address: Rua João Lourenço, No. 463, 2nd floor, Vila Nova Conceição, São Paulo, Brazil

Present Principal Occupation: Member of the Board of Directors and CEO of XPart S.A.

Officer:

Maria Fernanda Ribas Caramuru

Citizenship: Brazilian

Business Address: Av. Paulista, No. 1938, 18th floor, Bela Vista, 01310-200, São Paulo, Brazil

Present Principal Occupation: Officer of XPart S.A., Managing Officer of Itaúsa S.A., Member of the Corporate Governance Committee of Itaúsa S.A., Member of the Capital Markets Committee and of the Auditing and Risk Committee of Itaúsa S.A., Officer of Itautec S.A. – Grupo Itautec

Page 9 of 13 Pages

IUPAR – Itaú Unibanco Participações S.A.

Members of the Board of Directors:

Ricardo Egydio Setubal

Citizenship: Brazilian

Business Address: Av. Paulista, 1938, 5th floor, São Paulo, SP, Brazil

Present Principal Occupation: Member of the Board of Directors of Itaúsa S.A.

Alternate: Alfredo Egydio Setubal

Citizenship: Brazilian

Business Address: Av. Paulista, 1938, 5th floor, São Paulo, SP, Brazil

Present Principal Occupation: Member of the Board of Directors of Itaú Unibanco Holding S.A.; Vice Chairman of the Board of Directors and Chief Executive Officer and Investors Relations of Itaúsa S.A.

Alfredo Egydio Arruda Villela Filho

Citizenship: Brazilian

Business Address: Av. Santo Amaro, 48, 9th floor, São Paulo, SP, Brazil

Present Principal Occupation: Executive Vice President of Itaúsa S.A.

Alternate: Ana Lúcia de Mattos Barretto Villela

Citizenship: Brazilian

Business Address: Rua Fradique Coutinho, 50,11th floor, São Paulo, SP, Brazil

Present Principal Occupation: Member of the Board of Directors of Itaú Unibanco Holding S.A.; Vice Chairman of the Board of Directors of Itaúsa S.A.

Fernando Roberto Moreira Salles

Citizenship: Brazilian

Business Address: Av. Brigadeiro Faria Lima, 4440, 16th floor, São Paulo, SP, Brazil

Present Principal Occupation: Chairman of the Board of Directors of Brasil Warrant Administração de Bens e Empresas S.A.

Alternate: Walther Moreira Salles Junior

Citizenship: Brazilian

Business Address: Rua Aníbal de Mendonça, 151, Rio de Janeiro, RJ, Brazil

Present Principal Occupation: Movie director

Pedro Moreira Salles

Citizenship: Brazilian

Business Address: Av. Brigadeiro Faria Lima, 3500, 4th floor, São Paulo, SP, Brazil

Present Principal Occupation: Co-Chairman of the Board of Directors of Itaú Unibanco Holding S.A.

Alternate: João Moreira Salles

Citizenship: Brazilian

Business Address: Rua Aníbal de Mendonça, 151, Rio de Janeiro, RJ, Brazil

Present Principal Occupation: Publisher

Officers:

Demosthenes Madureira de Pinho Neto

Citizenship: Brazilian

Business Address: Av. Brigadeiro Faria Lima, 4440, 16th floor, São Paulo, SP, Brazil

Present Principal Occupation: Chief Executive Officer of Brasil Warrant Administração de Bens e Empresas S.A.

João Moreira Salles

Citizenship: Brazilian

Business Address: Av. Brigadeiro Faria Lima, 4440, 16th floor, São Paulo, SP, Brazil

Present Principal Occupation: Member of the Board of Directors of Itaú Unibanco Holding S.A.

Page 10 of 13 Pages

Roberto Egydio Setubal

Citizenship: Brazilian

Business Address: Av. Brigadeiro Faria Lima, 3500, 4th floor, São Paulo, SP, Brazil

Present Principal Occupation Co-Chairman of Itaú Unibanco Holding S.A.; Executive Vice President of Itaúsa S.A.

Ricardo Villela Marino

Citizenship: Brazilian

Business Address: Av. Brigadeiro Faria Lima, 3500, 4th floor, São Paulo, SP, Brazil

Present Principal Occupation: Vice-President of the Board of Directors of Itaú Unibanco Holding S.A.

Itaúsa S.A.

Members of the Board of Directors:

Alfredo Egydio Setubal

Citizenship: Brazilian

Business Address: Av. Paulista, 1938, 5th floor, São Paulo, SP, Brazil

Present Principal Occupation: Member of the Board of Directors of Itaú Unibanco Holding S.A. and of Itaúsa; Chief Executive Officer and Investors Relations of Itaúsa S.A.

Ana Lúcia de Mattos Barretto Villela

Citizenship: Brazilian

Business Address: Rua Fradique Coutinho, 50,11th floor, São Paulo, SP, Brazil

Present Principal Occupation: Member of the Board of Directors of Itaú Unibanco Holding S.A.; Vice Chairman of the Board of Directors of Itaúsa S.A.

Edson Carlos de Marchi

Citizenship: Brazilian

Business Address: Av. Brigadeiro Faria Lima, 3900, 11th floor, São Paulo, SP, Brazil

Present Principal Occupation: Member of the Board of Directors of Itaúsa S.A.

Fernando Marques Oliveira

Citizenship: Brazilian

Business Address: Av. Ataulfo de Paiva, 1251, 9th floor, Rio de Janeiro, RJ, Brazil

Present Principal Occupation: Member of the Board of Directors of Itaúsa S.A.

Henri Penchas

Citizenship: Brazilian

Business Address: Av. Paulista, 1938, 5th floor, São Paulo, SP, Brazil

Present Principal Occupation: Chairman of the Board of Directors of Itaúsa S.A.

Patrícia de Moraes

Citizenship: Brazilian

Business Address: Av. Brigadeiro Faria Lima, 2055, cj. 41, São Paulo, SP, Brazil

Present Principal Occupation: Member of the Board of Directors of Itaúsa S.A.

Roberto Egydio Setubal

Citizenship: Brazilian

Business Address: Av. Brigadeiro Faria Lima, 3500, 4th floor, São Paulo, SP, Brazil

Present Principal Occupation: Co-Chairman of Itaú Unibanco Holding S.A.; Vice Chairman of the Board of Directors of Itaúsa S.A.

Rodolfo Villela Marino

Citizenship: Brazilian

Business Address: Av. Paulista, 1938, 5th floor, São Paulo, SP, Brazil

Present Principal Occupation: Member of the Board of Directors and Executive Vice President of Itaúsa S.A.

Page 11 of 13 Pages

Vicente Furletti Assis

Citizenship: Brazilian

Business Address: Av. Presidente Juscelino Kubitschek, 1909, cjs. 211, 221 and 231, São Paulo, SP, Brazil

Present Principal Occupation: Member of the Board of Directors of Itaúsa S.A.

Alternate: Victório Carlos De Marchi

Citizenship: Brazilian

Business Address: Av. Brigadeiro Faria Lima, 3900, 11th floor, São Paulo, SP, Brazil

Present Principal Occupation: Member of the Board of Directors of Itaúsa S.A.

Alternate: Ricardo Egydio Setubal

Citizenship: Brazilian

Business Address: Av. Paulista, 1938, 5th floor, São Paulo, SP, Brazil

Present Principal Occupation: Member of the Board of Directors of Itaúsa S.A. and Executive Vice President of Itaúsa S.A.

Alternate: Ricardo Villela Marino

Citizenship: Brazilian

Business Address: Av. Brigadeiro Faria Lima, 3500, 4th floor, São Paulo, SP, Brazil

Present Principal Occupation: Vice-President of the Board of Directors of Itaú Unibanco Holding S.A.

Officers:

Alfredo Egydio Arruda Villela Filho

Citizenship: Brazilian

Business Address: Av. Santo Amaro, 48, 9th floor, São Paulo, SP, Brazil

Present Principal Occupation: Executive Vice President of Itaúsa S.A.

Alfredo Egydio Setubal

Citizenship: Brazilian

Business Address: Av. Paulista, 1938, 5th floor, São Paulo, SP, Brazil

Present Principal Occupation: Member of the Board of Directors of Itaú Unibanco Holding S.A. and of Itaúsa; Chief Executive Officer and Investors Relations of Itaúsa S.A.

Ricardo Egydio Setubal

Citizenship: Brazilian

Business Address: Av. Paulista, 1938, 5th floor, São Paulo, SP, Brazil

Present Principal Occupation: Member of the Board of Directors of Itaúsa S.A. (alternate) and Executive Vice President of Itaúsa S.A.

Rodolfo Villela Marino

Citizenship: Brazilian

Business Address: Av. Paulista, 1938, 5th floor, São Paulo, SP, Brazil

Present Principal Occupation: Member of the Board of Directors and Executive Vice President of Itaúsa S.A.

Frederico de Souza Queiroz Pascowitch

Citizenship: Brazilian

Business Address: Av. Paulista, 1938, 18th floor, São Paulo, SP, Brazil

Present Principal Occupation: Managing Officer of Itaúsa S.A.

Maria Fernanda Ribas Caramuru

Citizenship: Brazilian

Business Address: Av. Paulista, 1938, 18th floor, São Paulo, SP, Brazil

Present Principal Occupation: Managing Officer of Itaúsa S.A.

Page 12 of 13 Pages

Priscila Grecco Toledo

Citizenship: Brazilian

Business Address: Av. Paulista, 1938, 18th floor, São Paulo, SP, Brazil

Present Principal Occupation: Managing Officer of Itaúsa S.A.

Companhia E. Johnston de Participações

Members of the Board of Directors:

Fernando Roberto Moreira Salles

Citizenship: Brazilian

Business Address: Av. Brigadeiro Faria Lima, 4440, 16th floor, São Paulo, SP, Brazil

Present Principal Occupation: Chairman of the Board of Directors of Brasil Warrant Administração de Bens e Empresas S.A.

João Moreira Salles

Citizenship: Brazilian

Business Address: Rua Aníbal de Mendonça, 151, Rio de Janeiro, RJ, Brazil

Present Principal Occupation: Publisher

Pedro Moreira Salles

Citizenship: Brazilian

Business Address: Av. Brigadeiro Faria Lima, 3500, 4th floor, São Paulo, SP, Brazil

Present Principal Occupation: Co-Chairman of the Board of Directors of Itaú Unibanco Holding S.A.

Walther Moreira Salles Júnior

Citizenship: Brazilian

Business Address: Rua Aníbal de Mendonça, 151, Rio de Janeiro, RJ, Brazil

Present Principal Occupation: Movie director

Officers:

Demosthenes Madureira de Pinho Neto

Citizenship: Brazilian

Business Address: Av. Brigadeiro Faria Lima, 4440, 16th floor, São Paulo, SP, Brazil

Present Principal Occupation: Officer of Brasil Warrant Administração de Bens e Empresas S.A.

Marcia Maria Freitas de Aguiar

Citizenship: Brazilian

Business Address: Av. Brigadeiro Faria Lima, 4440, 16th floor, São Paulo, SP, Brazil

Present Principal Occupation: Officer of Brasil Warrant Administração de Bens e Empresas S.A.

Mauro Agonilha

Citizenship: Brazilian

Business Address: Av. Brigadeiro Faria Lima, 4440, 16th floor, São Paulo, SP, Brazil

Present Principal Occupation: Officer of Brasil Warrant Administração de Bens e Empresas S.A.

Pedro Moreira Salles

Citizenship: Brazilian

Business Address: Av. Brigadeiro Faria Lima, 3500, 4th floor, São Paulo, SP, Brazil

Present Principal Occupation: Co-Chairman of the Board of Directors of Itaú Unibanco Holding S.A.

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